Form 51-102F3

Material Change Report

Item 1Name and Address of Company

Tidal Royalty Corp.

810-789 West Pender Street

Vancouver, B.C. V6C 1H2

(the “Company”)

Item 2Date of Material Change

June 28, 2019

Item 3News Release

The news release was disseminated on July 8, 2019 by way of the facilities of Stockwatch and Market News Publishing Inc.  The news release was also filed on SEDAR and posted under the Issuer’s CSE’s disclosure hall.

Item 4Summary of Material Change

The Company advised that Brian Penny has resigned from the Company’s Board of Directors.

Item 5Full Description of Material Change

5.1Full Description of Material Change

Please see the attached news release dated July 8, 2019.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Theo van der Linde, CFO

810-789 West Pender Street

Vancouver, B.C. V6C 1H2

(604) 687-2038

Item 9Date of Report

July 8, 2019

Tidal Announces Director Resignation

Vancouver, British Columbia (July 8, 2019) – Tidal Royalty Corp. (CSE: RLTY.U) (“Tidal” or the “Company”) announces today the resignation of Brian Penny as a Director of the Company.  Mr. Penny is a Chartered Professional Accountant and intends to concentrate on his other business interests. His resignation is effective immediately.

Director and interim CEO Brendan Purdy comments: “Brian has been a tremendous contributor to our board as we negotiated and ultimately executed our business combination agreement with MichiCann Medical Inc. (operating as Red White & Bloom).  We wish him all the best as he moves on to his next commitment.”

The Company is also pleased to advise that it’s Listing Statement with regards to the business combination with MichiCann Medical Inc. (“MichiCann”) is currently under review by the CSE. Upon receipt of approval from the CSE and closing the proposed transaction with MichiCann, the resulting issuer is expected to commence trading on the CSE.

For further information, please contact:
Tidal Royalty Corp.
Theo van der Linde, Chief Financial Officer
Phone: 604-687-2038

Cautionary Note Regarding Forward-Looking Information and Statements

Forward-Looking Information: This news release includes certain statements that may be deemed “forward-looking statements”. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”,“may”, “will”, “would”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed onthe forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. These statements speak only as of the date of this News Release. Actual results could differ materially from those currently anticipated due to a number of factors and risks including various risk factors discussed in the Company’s disclosure documents which can be found under the Company’s profile on www.sedar.com

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.